Exhibit 7

WARRANT

NEITHER THIS WARRANT NOR THE SECURITIES REPRESENTED BY THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF ANY US PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. WITHOUT LIMITING THE FOREGOING, THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED THEREUNDER, AND OTHERWISE IN COMPLIANCE WITH ALL OTHER APPLICABLE SECURITIES LAWS.

FUTUREMEDIA PLC

Warrant To Purchase ADSs

Warrant No.:NACME-2Number of ADSs: 3,000,000

Date of Issuance: May 2, 2007

Futuremedia PLC, an English corporation (the “Company”), hereby certifies that, for Ten United States Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, NATIONAL AIR CARGO, MIDDLE EAST, FZE (“Investor”), the registered holder hereof or its permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times after the Issuance Date, but not after 11:59 P.M. Eastern Time on the Expiration Date (as defined herein) Three Million (3,000,000) fully paid and nonassessable ADSs(as defined herein) of the Company (the “Warrant ADSs”) at the exercise price per share provided in Section 1(b) below or as subsequently adjusted; provided, however, that in no event shall the holder be entitled to exercise this Warrant for a number of Warrant ADSs in excess of that number of Warrant ADSs which, upon giving effect to such exercise, would cause the aggregate number of shares of ADSs beneficially owned by the holder and its affiliates to exceed 4.99% of the outstanding shares of the ADSs following such exercise. For purposes of the foregoing proviso, the aggregate number of ADSs beneficially owned by the holder and its affiliates shall include the number of ADSs issuable upon exercise of this Warrant with respect to which the determination of such proviso is being made, but shall exclude ADSs which would be issuable upon (i) exercise of the remaining, unexercised Warrants beneficially owned by the holder and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by the holder and its affiliates (including, without limitation, any convertible notes or preferred stock) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding ADSs a holder may rely on the number of outstanding ADSs as reflected in (1) the Company’s most recent Form 20-F or Form 6-K as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or its transfer agent setting forth the number of ADSs outstanding. Upon the written request of any holder, the Company shall promptly, but in no event later than two Business Days following the receipt of such notice, confirm in writing to any such holder the number of ADSs then outstanding. In any case, the number of outstanding ADSs shall be determined after giving effect to the exercise of Warrants (as defined below) by such holder and its affiliates since the date as of which such number of outstanding ADSs was reported.

For the avoidance of doubt, neither the Investor nor any other holder of this Warrant shall be permitted to vote any ADSs received by way of conversion of this Warrant at any such general meeting.

Section 1.

(a) This Warrant is the ADSs purchase warrant (the “Warrant”) issued pursuant to the Securities Purchase Agreement dated the date hereof by and between the Company and Investor.

(b) Definitions. The following words and terms as used in this Warrant shall have the following meanings. All other defined terms used but not otherwise defined herein shall have the meanings provided in the Securities Purchase Agreement.

(i) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York or London, U.K. are authorized or required by law to remain closed.

(ii) “Closing Bid Price” means the closing bid price of ADSs as quoted on the Principal Market (as reported by Bloomberg Financial Markets (“Bloomberg”).

(iii) “Ordinary Shares” means (i) the Company’s shares of Ordinary Shares (as evidenced by American Depositary Shares, each representing 50 Ordinary Shares (each an “ADS”) as evidenced by American Depositary Receipts by selling shareholders and (ii) any capital stock into which such ADSs shall have been changed or any capital stock resulting from a reclassification of such ADSs.

(iv) “Expiration Date” means the date one (1) year from the Issuance Date of this Warrant or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of New York or the State of New York or in London, U.K. or on which trading does not take place on the Principal Exchange or automated quotation system on which the ADSs are traded (a “Holiday”), the next date that is not a Holiday.

(v) “Issuance Date” means the date hereof.

(vi) “Options” means any rights, warrants or options to subscribe for or purchase ADSs or Convertible Securities.

(vii) “Other Securities” means (i) those options and warrants of the Company issued prior to, and outstanding on, the Issuance Date of this Warrant, (ii) the ADSs issuable on exercise of such options and warrants, provided such options and warrants are not amended after the Issuance Date of this Warrant and (iii) the ADSs issuable upon exercise of this Warrant.

(viii) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(ix) “Principal Market” means the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, NASDAQ-CM, whichever is at the time the principal trading exchange or market for such security, or the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg or, if no bid or sale information is reported for such security by Bloomberg, then the average of the bid prices of each of the market makers for such security as reported in the “pink sheets” by the National Quotation Bureau, Inc.

(x) “Securities Act” means the Securities Act of 1933, as amended.

(xi) “Securities Purchase Agreement” means that certain Securities Purchase Agreement (or Subscription Agreement, as the case may be) dated of even date herewith between the Company and Investor.

(xii) “Warrant” means this Warrant and all Warrants issued in exchange, transfer or replacement thereof.

(xiii) “Warrant Exercise Price” shall mean the greater of (i) $1.12 or (ii) the result of 1 1/9 British pence multiplied by 50 multiplied by the prevailing Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York exchange rate on the date of the relevant Exercise Notice, as subsequently adjusted as provided in Section 8 hereof.

(xiii) “Warrant ADSs” means the shares of ADSs issuable at any time upon exercise of this Warrant.

(c) Other Definitional Provisions.

(i) Except as otherwise specified herein, all references herein (A) to the Company shall be deemed to include the Company’s successors and (B) to any applicable law defined or referred to herein shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

(ii) When used in this Warrant, the words “herein”, “hereof”, and “hereunder” and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words “Section”, “Schedule”, and “Exhibit” shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified.

(iii) Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

Section 2. Exercise of Warrant. Subject to the terms and conditions hereof (including without limitation Section 2(c) and Section 2(d) below), this Warrant may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 11:59 P.M. Eastern Time on the Expiration Date, by (i) delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the “Exercise Notice”), of such holder’s election to exercise this Warrant, which notice shall specify the number of Warrant ADSs to be purchased, (ii) payment to the Company of an amount equal to the Warrant Exercise Price(s) applicable to the Warrant ADSs being purchased, multiplied by the number of Warrant ADSs (at the applicable Warrant Exercise Price) as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the “Aggregate Exercise Price”) in cash or wire transfer of immediately available funds and (iii) the surrender of this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following such date. In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2(a), the Company shall on the fifth (5th) Business Day following the date of receipt of the Exercise Notice, the Aggregate Exercise Price and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) and the receipt of the representations of the holder specified in Section 6 hereof, if requested by the Company (the “Exercise Delivery Documents”), and if the ADSs are DTC eligible credit such aggregate number of shares of ADSs to which the holder shall be entitled to the holder’s or its designee’s balance account with The Depository Trust Company; provided, however, if the holder who submitted the Exercise Notice requested physical delivery of any or all of the Warrant ADSs, or, if the ADSs are not DTC eligible then the Company shall, on or before the fifth (5th) Business Day following receipt of the Exercise Delivery Documents, issue and surrender to a common carrier for prompt delivery to the address specified in the Exercise Notice, a certificate, registered in the name of the holder, for the number of ADSs to which the holder shall be entitled pursuant to such request. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii) above the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised. In the case of a dispute as to the determination of the Warrant Exercise Price, the Closing Bid Price or the arithmetic calculation of the Warrant ADSs, the Company shall promptly issue to the holder the number of Warrant ADSs that is not disputed and shall submit the disputed determinations or arithmetic calculations to the holder via facsimile within two Business Days of receipt of the holder’s Exercise Notice. If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or arithmetic calculation of the Warrant ADSs within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company shall immediately submit via facsimile (i) the disputed determination of the Warrant Exercise Price or the Closing Bid Price to an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Warrant ADSs to its independent, outside accountant. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than two Business Days from the time it receives the disputed determinations or calculations. Such investment banking firm’s or accountant’s determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(a) Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant ADSs purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant ADSs with respect to which such Warrant is exercised.

(b) No fractional Warrant ADSs are to be issued upon any pro rata exercise of this Warrant, but rather the number of Warrant ADSs issued upon such exercise of this Warrant shall be rounded up or down to the nearest whole number.

(c) Notwithstanding any other provision of this Warrant, to insure compliance with the applicable provisions of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “Securities Act”), the holder of this Warrant agrees and acknowledges as follows:

(i) If and to the extent that this Warrant is exercised prior to the 41st day following the Issuance Date (the “Restricted Period”), the holder of this Warrant agrees that the certificates or ADRs evidencing any Warrant ADSs will be held in escrow by the Company for the balance of the Restricted Period (or that the Company may otherwise delay issuance thereof for such period of time). The holder agrees not to sell, grant options over, transfer, charge, pledge, hypothecate or otherwise dispose of the Warrant ADSs during the Restricted Period. The undersigned further agrees not to engage in any hedging transactions or short sales with respect to the Warrant ADSs during the Restricted Period; and

(ii) The holder of this Warrant upon exercise of all or a portion hereof shall be required to delivery to the Company (A) written certification that it is not a US person (as defined in Regulation S) and this Warrant is not being exercised on behalf of a US person or (B) a written opinion of counsel to the effect that this Warrant and the Warrant ADSs have been registered under the Securities Act or are exempt from registration thereunder; and

(iii) This Warrant may not be exercised within the United States and no Warrant ADSs may be delivered within the United States upon exercise of this Warrant other than in offerings deemed to meet the definition of an “offshore transaction” within the meaning of Regulation S or unless registered under the Securities Act or an exemption from such registration is available, and the holder of this Warrant agrees to provide such written confirmations as the Company may reasonably request in connection with any exercise of this Warrant to insure compliance with this sub-section (iii).

(d) Notwithstanding any other provision of this Warrant, this Warrant may not be exercised until the Company has received a commitment from a third party to provide to the Company an additional financing facility of not less than $4,500,000 (the “Additional Commitment”). Company shall notify the holder of this Warrant within three business days of closing definitive documentation for the Additional Commitment.

Section 3. Covenants as to ADSs. The Company hereby covenants and agrees as follows:

(a) This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b) All Warrant ADSs which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(c) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least one hundred percent (100%) of the number of shares of ADSs needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price. If at any time the Company does not have a sufficient number of shares of ADSs authorized and available, then the Company shall call a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of authorized shares of ADSs.

(d) The Company shall list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

(e) The Company will not, by amendment of its Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant. The Company will not increase the par value of any ADSs receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable ADSs upon the exercise of this Warrant.

(f) This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets.

Section 4. Taxes. The Company shall pay any and all taxes, except any applicable withholding, which may be payable with respect to the issuance and delivery of Warrant ADSs upon exercise of this Warrant.

Section 5. Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant ADSs which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 5, the Company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

Section 6. Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant ADSs for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant ADSs, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, the holder does not agree to hold this Warrant or any of the Warrant ADSs for any minimum or other specific term and reserves the right to dispose of this Warrant and the Warrant ADSs at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. The holder of this Warrant further represents, by acceptance hereof, that, as of this date, such holder is an “accredited investor” as such term is defined in Rule 501(a)(1) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act (an “Accredited Investor”). Upon exercise of this Warrant the holder shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Warrant ADSs so purchased are being acquired solely for the holder’s own account and not as a nominee for any other party, for investment, and not with a view toward distribution or resale and that such holder is an Accredited Investor. If such holder cannot make such representations because they would be factually incorrect, it shall be a condition to such holder’s exercise of this Warrant that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of its securities upon exercise of this Warrant shall not violate any United States or state securities laws.

Section 7. Ownership and Transfer.

(a) The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

Section 8. Adjustment of Warrant Exercise Price and Number of Shares. The Warrant Exercise Price and the number of shares of ADSs issuable upon exercise of this Warrant shall be adjusted from time to time as follows:

(a) Reserved.

(b) Reserved.

(c) Reserved.

(d) Adjustment of Warrant Exercise Price upon Subdivision or Combination of ADSs. If the Company at any time after the date of issuance of this Warrant subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of ADSs into a greater number of shares, any Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of ADSs obtainable upon exercise of this Warrant will be proportionately increased. If the Company at any time after the date of issuance of this Warrant combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of ADSs into a smaller number of shares, any Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant ADSs issuable upon exercise of this Warrant will be proportionately decreased. Any adjustment under this Section 8(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e) Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case:

(i) any Warrant Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of ADSs entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Warrant Exercise Price by a fraction of which (A) the numerator shall be the Closing Bid Price of the ADSs on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one Ordinary Share, and (B) the denominator shall be the Closing Bid Price of the ADSs on the trading day immediately preceding such record date; and

(ii) either (A) the number of Warrant ADSs obtainable upon exercise of this Warrant shall be increased to a number of shares equal to the number of ADSs obtainable immediately prior to the close of business on the record date fixed for the determination of holders of ADSs entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding clause (i), or (B) in the event that the Distribution is of ADSs of a company whose ADSs are traded on a national securities exchange or a national automated quotation system, then the holder of this Warrant shall receive an additional warrant to purchase ADSs, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the amount of the assets that would have been payable to the holder of this Warrant pursuant to the Distribution had the holder exercised this Warrant immediately prior to such record date and with an exercise price equal to the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding clause (i).

(f) Certain Events. If any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions, then the Company’s Board of Directors will make an appropriate adjustment in the Warrant Exercise Price and the number of shares of ADSs obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided, except as set forth in section 8(d),that no such adjustment pursuant to this Section 8(f) will increase the Warrant Exercise Price or decrease the number of shares of ADSs obtainable as otherwise determined pursuant to this Section 8.

(g) Notices.

(i) Immediately upon any adjustment of the Warrant Exercise Price, the Company will give written notice thereof to the holder of this Warrant, setting forth in reasonable detail, and certifying, the calculation of such adjustment.

(ii) The Company will give written notice to the holder of this Warrant at least ten (10) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the ADSs, (B) with respect to any pro rata subscription offer to holders of ADSs or (C) for determining rights to vote with respect to any Organic Change (as defined below), dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(iii) The Company will also give written notice to the holder of this Warrant at least ten (10) days prior to the date on which any Organic Change, dissolution or liquidation will take place.

Section 9. Purchase Rights; Reorganization, Reclassification, Consolidation, Merger or Sale.

(a) In addition to any adjustments pursuant to Section 8 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of ADSs (the “Purchase Rights”), then the holder of this Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of ADSs acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of ADSs are to be determined for the grant, issue or sale of such Purchase Rights.

(b) Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets to another Person or other transaction in each case which is effected in such a way that holders of ADSs are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for ADSs are referred to herein as an “Organic Change.” Prior to the consummation of any (i) sale of all or substantially all of the Company’s assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the “Acquiring Entity”) a written agreement to deliver to each holder of Warrants in exchange for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including an adjusted warrant exercise price equal to the value for the ADSs reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of shares of ADSs acquirable and receivable upon exercise of the Warrants without regard to any limitations on exercise, if the value so reflected is less than any Warrant Exercise Price immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Warrant ADSs immediately theretofore issuable and receivable upon the exercise of such holder’s Warrants (without regard to any limitations on exercise), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Warrant ADSs which would have been issuable and receivable upon the exercise of such holder’s Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exercisability of this Warrant).

Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) two Business Days after deposit with an internationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Investor:	National Air Cargo, Middle East, FZE P.O. Box 54429, W101, West Wing Dubai Airport Free Zone Dubai U.A.E.
Attention: Jacob Matthew, Country Director
Telephone: 971-4-2997707
Facsimile: 971-4-2997710

With Copy to:	Gallagher, Briody & Butler
155 Village Boulevard, 2nd Floor
Princeton, New Jersey 08540
USA
Attention: Thomas P. Gallagher, Esq.
Telephone: 609-452-6000
Facsimile: 609-452-0090

If to the Company, to:	Futuremedia PLC
Nile House, Nile Street
Brighton, East Sussex BN1 1HW, United Kingdom
Attention: Leonard M. Fertig, CEO and Andrew Haire, General Counsel
Telephone: +44 1273 829700
Facsimile: + 44 1273 829702

If to a holder of this Warrant, to it at the address and facsimile number set forth on Exhibit C hereto, with copies to such holder’s representatives as set forth on Exhibit C, or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant. Each party shall provide five days’ prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by an internationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 12. Date. The date of this Warrant is set forth on page 1 hereof. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date.

Section 13. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of Warrants representing at least two-thirds of the Warrant ADSs issuable upon exercise of the Warrants then outstanding; provided that, except for Section 8(d), no such action may increase the Warrant Exercise Price or decrease the number of shares or class of stock obtainable upon exercise of any Warrant without the written consent of the holder of such Warrant.

Section 14. Descriptive Headings; Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be governed by the laws of England and Wales. Each party hereby irrevocably submits to the exclusive jurisdiction of the English courts for the adjudication of any dispute hereunder or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

Section 15. Waiver of Jury Trial. AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS WARRANT, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS WARRANT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.

Section 16. Neither Investor nor any of its affiliates have (directly or indirectly) an open short position in the ADSs of the Company on the date hereof, and Investor agrees that it shall not, and that it will cause its affiliates not to, directly or indirectly, engage in any short sales of or hedging transactions with respect to any securities of the Company as long as this Warrant shall remain outstanding.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be signed as of the date first set forth above.

FUTUREMEDIA PLC

By:	/s/ Michiel Steel
Name: Michiel Steel
Title: Director

EXHIBIT A TO WARRANT

EXERCISE NOTICE

TO BE EXECUTED
BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT

FUTUREMEDIA PLC

The undersigned holder hereby exercises the right to purchase ______________ of the ADSs (“Warrant ADSs”) of Futuremedia PLC, a corporation organized and existing under the laws of England and Wales (the “Company”), evidenced by the attached Warrant (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Warrant Exercise Price. The Holder intends that payment of the Warrant Exercise Price shall be made on a Cash Basis with respect to ______________ Warrant ADSs.

2. Payment of Warrant Exercise Price. The holder shall pay the sum of $______________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant ADSs. The Company shall deliver to the holder _________ Warrant ADSs in accordance with the terms of the Warrant.

Date: _______________ __, ______

Name of Registered Holder

By:	_______________________________

Name:	_______________________________

Title:	_______________________________

EXHIBIT B TO WARRANT

FORM OF WARRANT POWER

FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to ________________, Federal Identification No. __________, a warrant to purchase ____________ shares of the capital stock of Futuremedia PLC, a corporation organized and existing under the laws of England and Wales, represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint ______________, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.

Dated: ___________________________	___________________________

By: _____________________________
Name: ___________________________
Title: ____________________________

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